FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16
or 15d-16of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant’s name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ENGLISH TRANSLATION OF SPANISH ORIGINAL

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

Notice to Shareholders
Capital Increase and Preemptive Rights

        The shareholders of Empresas ICA Sociedad Controladora, S.A. de C.V. (the “Company”) are hereby notified that the general ordinary shareholders’ meeting held on November 17, 2003 resolved, among other issues, to increase the variable portion of the Company’s capital stock in two tranches or stages, which shall be deemed as a single legal act, on the following terms.

CAPITAL INCREASE

        After noting that the authorized capital of the company is Ps. 686,925,122.56, represented by 621,561,433 ordinary shares, without par value, the general ordinary shareholders’ meeting approved a capital increase in the variable portion of the Company’s capital stock through the issuance of new shares, divided in two stages as follows:

(a)	First Stage. An increase in the variable portion of the capital stock was approved, leaving sufficient shares in treasury in order for the Company to honor, in a timely manner, the commitments associated with the Company’s convertible debentures and its different stock option plans for its officers and employees, in an amount of Ps.91,969,303.28, represented by the issuance of 83,218,054 new ordinary shares, without par value, which will be offered to the Company’s current shareholders for subscription and payment at a price of Ps.3.75 per share, with a theoretical value of Ps.1.1051604654 and any excess to be considered as a share subscription premium.

(b)	Second Stage. A second stage increasing the variable portion of capital stock was approved, the proceeds of which will be used to fund the Company’s Financial Restructuring Program that was approved at the general ordinary shareholders’ meeting, in an amount of Ps.2,486,245,732.00, represented by the issuance of 1,243,122,866 new ordinary shares, without par value, which will be offered for subscription and payment to the Company’s current shareholders at a price of Ps.2.00 per share, the proceeds of which would be destined entirely to paid-in capital, without a share subscription premium.

PREEMPTIVE RIGHTS

        The general ordinary shareholders’ meeting approved that the shares to be issued as part of the capital increase shall be offered to current shareholders as follows:

(a)	First Stage. In accordance to Article 132 of the “Ley General de Sociedades Mercantiles” (the “General Law of Commercial Companies”) and the seventh clause of the Company’s bylaws, the shareholders resolved to grant current shareholders the statutory preemptive right to subscribe for the 83,218,054 shares to be issued in the first stage of the capital increase, at a subscription price of Ps. 3.75 per share, with the understanding that Ps.1.1051604654 of such amount corresponds to paid-in capital and the excess binge considered a share subscription premium. Such preemptive right may be exercised as follows: (a) in proportion to the shareholder’s current share ownership for a period of 15 calendar days from the day following the date of publication of the subscription notice in the “Diario Oficial de la Federación” (the “Official Gazette of the Federation”) and “El Universal” newspaper; (b) the subscription factor shall be 13.388548510 new shares for each 100 shares currently owned by the shareholder; (c) shareholders must be Mexican individuals or Mexican corporations with a clause excluding foreign investors and (d) shareholders who are individuals must present to the Company, prior to their subscription, any documents required by applicable law.

(b)	Second Stage. In accordance to Article 132 of the General Law of Commercial Companies and the seventh clause of the Company’s bylaws, it was resolved to grant the current shareholders of the Company the statutory preemptive right to subscribe for the 1,243,122,866 new shares to be issued in the second stage of the capital increase, at a subscription price of Ps.2.00 per share, the proceeds of which will be destined entirely to paid-in capital, without a share subscription premium. Such preemptive right may be exercised as follows: (a) in proportion to the shareholder’s current share ownership for a period of 15 calendar days from the day following the date of publication of the subscription notice in the Official Gazette of the Federation and “El Universal” newspaper; (b) the subscription factor will be two new shares per each share currently owned by the shareholders; (c) shareholders must be Mexican individuals or Mexican corporations with a clause excluding foreign investors and (d) shareholders who are individuals must present to the Company, prior to their subscription, any documents required by applicable law.

ISSUANCE OF STOCK CERTIFICATES

        The general ordinary shareholders’ meeting resolved that the shares issued in connection with the first and second stages of the capital increase may be documented by multiple certificates in accordance with “Ley de Mercado de Valores,” (the “Securities Markets Law”) without prejudicing the right of any shareholder to request that the certificates be divided, in accordance with legal requirements. As previously agreed by the Company’s board of directors, it was resolved to proceed with the issuance and exchange of new final or provisional stock certificates, represented by Series 4/03 for the first stage and by Series 5/03 for the second stage of the capital increase; provided that the subscription rights for both stages of the capital increase shall be exercised based on the respective annotation in the Company’s currently outstanding stock certificates.

        Furthermore, in the general extraordinary shareholders’ meeting held on November 17, 2003 at 1:00 PM, various amendments to the Company’s bylaws were approved in order to bring the bylaws into accordance with the Disposiciones de Carácter General aplicables a las “Emisoras de Valores y a otras participantes del Mercado de Valores published in the Official Gazette of the Federation on March 19, 2003; including amendments related to the minimum fixed portion of the Company’s capital stock without modifying the amount of outstanding shares or means for exercising preemptive rights resulting from capital increases that do not imply the contribution of new resources by the shareholders. In accordance with Article 140 of the Securities Markets Law, the Company will proceed with the exchange of stock certificates in accordance with the relevant notice that shall be published accordingly. The general extraordinary shareholders meeting approved the cancellation of all outstanding securities and the issuance of new securities that include the corresponding modifications to Company’s bylaws.

SHARES NOT SUBSCRIBED BY SHAREHOLDERS IN EXERCISE OF THEIR PREEMPTIVE RIGHT

        The general ordinary shareholders’ meeting resolved that shares not subscribed for by the shareholders during the subscription period established by law shall be treated as follows:

(a)	First Stage. Shares not subscribed by shareholders in exercise of their preemptive right will be held in treasury, in order to timely comply with the Company’s various commitments with its directors and officers, provided that shares destined for the Company’s stock option plan that are not beneficially assigned to the Company’s officers and employees in accordance with the stock option plan may be offered for subscription, subject to the prior authorization by the Company’s board of directors.

(a)	Second Stage. Regarding the second stage of the capital increase, the shareholders resolved that those shares that are not subscribed for by the shareholders in exercise of their preemptive right during the subscription period established by law (the “Remaining Shares”), may be placed with individuals or entities as freely determined by the Company’s board of directors. The Company’s board of directors was authorized, if it deems appropriate, to offer to, among others, Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Inbursa”) a portion of the Remaining Shares, in accordance with the Collaboration Agreement for the Subscription of Shares, dated October 31, 2003 (the “Collaboration Agreement”), which among other things, provides for the Company’s right to offer to Inbursa, and the obligation of Inbursa, acting on its own behalf or on behalf of third parties, to participate in the capital increase in an amount up to Ps.500 million at a subscription price of Ps.2.00 per share. Additionally Inbursa was offered, but is not obligated, in accordance with the terms and conditions of the Collaboration Agreement, up to Ps.1,000 million of the Remaining Shares for placement on a best effort basis at a subscription price of Ps. 2.00 per share. It was also resolved that that the Board of Directors be delegated the powers to place with persons or entities any Remaining Shares according to such terms and in such manner as may be established by the Company’s board of directors, including without limitation, to determine the subscription price per share, which may not be lower than the price offered to shareholders in exercise of their subscription preemptive right; and to set out any other method as may be deemed appropriate by the Company’s board of directors for the subscription of the Remaining Shares.

        Finally, the Board of Directors was delegated the widest powers to freely determine the procedures, form, terms, conditions, and time periods required for the transactions contemplated in the shareholder’s resolutions; and to undertake any agreements that it deems necessary or convenient or designate delegate or grant the internal approvals and authorizations required to carry out the actions and sign documents concerning to the aforementioned transactions.

        Regarding both stages of the capital increase approved at the shareholders meeting, and particularly regarding the solicitation of subscription of the Remaining Shares, and considering the interests of shareholders to be fully protected, the General Shareholders Meeting took note of and unanimously approved authorizing the Board of Directors to consider as not applicable the dispositions included in the “Reglas generales aplicables a las adquisiciones de valores que deben ser reveladas y de ofertas publicas de compra de valores,” published in the Official Gazette of the Federation on April 25, 2002.

REGISTRY

        The shares issued as a consequence of the capital increase will be registered in the “Sección de Valores del Registro Nacional de Valores” (the “Securities Section of the National Securities Registry”) of the “Comisión Nacional Bancaria y de Valores” (the “National Banking and Securities Commission) and in the “Bolsa Mexicana de Valores, S.A. de C.V.” (the “Mexican Stock Exchange”). The registration in the National Securities Registry does not imply any certification whatsoever regarding the value or solvency of the Company. It is worth noting that the rights offering will not be registered in any jurisdiction outside Mexico, and may be restricted by applicable law in certain jurisdictions. In particular, the rights offering will not be registered in the United States under the Securities Act of 1933, as amended (the “Securities Act’). Therefore, the rights may not be offered to or exercised by any person in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act.

        Furthermore, shareholders are notified that the offering of the share subscription will only take place in Mexico and the subscription rights may only be exercised through SD Indeval, S.A. de C.V. (INDEVAL) or the secretary of the Company’s board of directors. Shareholders who physically hold stock certificates of the Company shall deposit them with the INDEVAL or visit the office of the secretary of the Company’s board of directors, in accordance with the applicable legal provisions. Current shareholders should contact their broker for any information related to the exercise of their subscription rights.

        Considering the foreign investment restrictions in the Company’s bylaws, the shareholders’ meeting approved that persons who participate in the capital increase must be Mexican individuals or Mexican entities with a clause excluding foreign investors; however, it was also resolved that the Company should carry out, to the extent possible, a new issuance of Ordinary Participation Certificates under the Trust administered by Banco Nacional de Mexico, S.A. or by any other trustee institution, without in any way implying that this action would be an offering of subscription rights to shareholders in any jurisdiction other than Mexico, considering the foreign investment restrictions in the Company’s bylaws. The Company will notify its shareholders if a new trust is formed. In this regard, the fifth clause of the Company’s bylaws specifies that only Mexican individuals or Mexican entities with a clause excluding foreign investors may subscribe for the shares issued as a result of the capital increase.

RISK FACTORS

        The Company cautions that there are risks inherent in the decision to subscribe for shares as part of the capital increase, including those listed below. Under no circumstances should shareholders believe that these are the only risk factors that the Company believes could significantly affect its performance and profitability, as well as the price of its securities. Our shareholders must consider the risk factors described herein. The risks and uncertainties described below are those of greatest importance; however, others could also affect the Company’s operations and activities.

•	Amount of Subscription: The Company cannot provide any assurance as to the number of shares to be subscribed as part of the capital increase, or the net resources to be raised in connection with the capital increase.

•	Possible Change in Control: If the capital increase is not subscribed for by the shareholders in exercise of the preemptive rights referred to in this notice, the board of directors may offer the shares to a third party which may subscribe for a sufficient number of shares to have a significant percentage of the Company’s, or possibly control the Company, without a prior offer to other shareholders. The Company cannot provide any assurance in this regard.

•	Adequacy of the Increase: The Company cannot provide any assurance that the Financial Restructuring Program approved by the general shareholders meeting or the resources resulting from the capital increase will be adequate to resolve the financial problems that the Company currently faces, or that the Company will continue to be an ongoing concern, and/or have the ability to meet its commitments.

•	Authorizations: If shares are not subscribed for by the shareholders in exercise of their preemptive right during the corresponding subscription period, and the Company’s board of directors offers these unsubscribe shares to a third party, including Inbursa in accordance with the Collaboration Agreement, the share subscription could, under the circumstances provided by the relevant law, be subject to authorization by government agencies, including the “Comisión Federal de Competencia” and the National Banking and Securities Commission, among others.

•	Firm Commitment: In the event of the occurrence of any of the following conditions, regarding which the Company cannot provide any assurance whatsoever, Inbursa will be released from any obligation to take any action; in particular, it will be released from the commitment to subscribe to shares that have not been subscribed to by shareholders in exercise of their preemptive rights, as if this commitment had never existed (except for the obligation of the Company to pay the corresponding commission): (i) Material Adverse Change. If there is any material change in the economic, financial, tax, or legal condition of the Company, resulting from force majeure or any other cause, except for changes that derive from its financial restructuring plan or non-negligent actions taken by the Company’s management; (ii) Impossibility. If Inbursa or the investors that Inbursa procures are prevented from participating in the capital increase by law or an order of a competent governmental authority, or by their bylaws or any resolutions adopted in connection with the capital increase; (iii) Insolvency. In the event of the Company’s bankruptcy or insolvency, or if any legal action against the Company that impedes its normal operation or results from the capital increase are commenced; (iv) Suspension of Listing. If the listing of the Company’s shares is suspended (for more than five days) or the registration of the shares issued by the Company in the Securities Section or Special Section of the National Securities Registry or in the Mexican Stock Exchange is cancelled and, (v) Participation of the Quintana Family. If Mr. Bernardo Quintana Isaac or members of his immediate family do not subscribe for at least Ps.150 million of shares either by exercising their preemptive rights or by subscribing for Remaining Shares simultaneously with the investors provided by Inbursa. The Company can provide no assurance that the President of the Board of Directors and the Director General of the Company will participate in the share subscription of the Company, as set forth in the Collaboration Agreement.

•	Share price may be volatile: The price of the Company’s shares may be volatile and fluctuate significantly in the future in response to various factors, including its financial results, the expectations of analysts and investors, the announcement by the Company or third parties of events that could affect its operations, the perception of investors regarding the construction industry and similar companies; the hiring or departure of key employees; and changes in general economic, political, and market conditions in Mexico, the United States, and other countries. Most of these factors are beyond the Company’s control. These fluctuations could result in a significant reduction in the price of the Company’s shares. In addition, the stock market has periodically experienced fluctuations in prices and volumes that have affected the shares issued by companies related to construction. Frequently, these fluctuations have not had any relation or proportion with the operating results of companies in the sector.

        For more information about the Company, as well as additional risk factors, consult the annual report presented to the National Banking and Securities Commission, to the Mexican Stock Exchange, and to the investing public in accordance with article 33 (I)(b)(1) of the “Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros participantes del Mercado de Valores” published in the Official Gazette of the Federation on March 19, 2003. Such annual report is available on the Internet at www.bmv.com.mx and on the Company’s website, www.ica.com.mx.

        This notice is not an offer to sell or a solicitation to acquire the securities described and is published in compliance with Article 132 of the General Law of Companies and the Company’s bylaws. As noted above, the rights offering will not be registered in any jurisdiction outside Mexico, and may be restricted by applicable law in certain jurisdictions. In particular, the rights offering will not be registered in the United States under the Securities Act, and the rights may not be offered to or exercised by any person in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act.

Bernardo Quintana Isaac
of Directors

Carlos Romandía García
Secretary of the Board of Directors and Delegate of the General Shareholders Meeting

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2003

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance